UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated May 5, 2009, announcing the Company’s invitation to the presentation of its financial results for the first quarter of 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED (registrant)

Dated: May 13, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

Exhibit 1

SFL – Invitation to Presentation of 1Q 2009 Results

Ship Finance International Limited (“Ship Finance”) (NYSE: SFL) plans to release its financial results for first quarter 2009 on Thursday May 14, 2009.

The Company plans to host a conference call and a webcast for all shareholders and interested parties on Thursday May 14, 2009 at 10:30 AM (EST) / 4:30 PM (Central European Time). Relevant material will be available from the Investor Relations section at www.shipfinance.org as of the same day.

In order to listen to the presentation you may do one of the following:

a. Webcast
Go to the Investor Relations section at www.shipfinance.org and click on the link to “Webcast”. To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Conference Call
Participants dial in numbers:
US Toll Free #	1-888-935-4575
International Dial In #	+44 207 806 1966
Norwegian Toll Free #	800 19640

The Conference ID is: 6742269

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

A replay of the conference call will be available until May 20, 2009 by dialing:
US Toll Free #	1-866-239-0765
International Dial In #	+44 207 806 1970

The replay access code is: 6742269#

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 68 vessels, including 33 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, one dry-bulk carrier, 13 container vessels, six offshore supply vessels, two jack-up drilling rigs and three ultra-deepwater drilling units. In addition, the Company has two Suezmax tanker newbuildings which are agreed sold. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.